SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                Report on Form 6-K for the Third Quarter of 2002
                             Dated October 23, 2002


                         Commission File Number 0-19379


                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)


                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

            Form 20-F |X|       Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

            Yes |_|             No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Annex 1 Banco Comercial Portugues, S.A. (the "Bank") has published and released in Portugal the attached release containing its unaudited comparative consolidated results for the third quarter of 2002. The Bank has reported consolidated net income of Euro 402.8 million for the first nine months of 2002. These results and those for the third quarter of 2001 are not necessarily indicative of results for any other period or for the full year applicable thereto (as to the results for 2001, see the Bank's Annual Report on Form 20-F for 2001 filed with the Securities and Exchange Commission).

                      Presentation of Financial Information

The unaudited consolidated financial information hereafter presented in the attached release is derived from the consolidated financial statements of the Bank and its consolidated subsidiaries for the interim periods ended September 30, 2002 and 2001. The data presented has been prepared in accordance with generally accepted principles of Portugal ("Portuguese GAAP"). Portuguese GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. See Note 37 to the Bank's audited consolidated financial statements for the fiscal year ended December 31, 2001 contained in the Bank's Annual Report on Form 20-F as filed with the Securities and Exchange Commission.

                           Forward-Looking Statements

The attached release contains certain "forward-looking statements" as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such is the case with statements that include the words "risk", "future", "explore", "focus" and similar expressions or variations on such expressions.

Such statements are subject to certain risks and uncertainties and include information about possible or assumed future results of operations. For a list of possible events or factors that could affect the Bank's future financial results and performance, causing them to differ materially from those expressed in our forward-looking statements, see "Item 3. Key Information - D. Risk Factors" included in the Bank's 2001 Annual Report on Form 20-F.

Readers of the attached release are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. The foregoing list of factors affecting the Bank's financial performance should not be construed as exhaustive, and the Bank disclaims any obligation subsequently to revise any forward-looking statements to reflect events and circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BANCO COMERCIAL PORTUGUES, S.A.



                                         By:   /s/ Antonio Rodrigues
                                            -----------------------------------
                                               Antonio Rodrigues
                                               Member of the Board of Directors


                                         By:   /s/ Luis Gomes
                                            -----------------------------------
                                               Luis Gomes
                                               General Manager


Date: October 23, 2002

                                                                         Annex 1

FOR IMMEDIATE RELEASE                                   OCTOBER 22, 2002

                        BANCO COMERCIAL PORTUGUES ("BCP")
        NET INCOME OF EURO 402.8 MILLION IN THE FIRST NINE MONTHS OF 2002

Banco Comercial Portugues (BCP, NYSE: BPC, BCPPRA) today reported consolidated net income of Euro 402.8 million for the first nine months of 2002, compared to Euro 515.9 million in the same period of 2001. Return on equity stood at 27.4%, with return on assets at 0.9%.

    ----------------------------------------------------------------------
                  PROFITABILITY          30 Sep.     30 Sep.     Change
                    INDICATORS            2002        2001      2002/2001
    ----------------------------------------------------------------------
      Net income
         (Millions of euros)            402.80      515.85       -21.9%
      ROE                                 27.4%       31.6%         --
      ROA                                  0.9%        1.1%         --
      ROA before minority interests        1.0%        1.3%         --
    ----------------------------------------------------------------------

Commission growth, the stabilisation of net interest income, continuing control of domestic costs and an improvement in credit quality were the main highlights of BCP's activity during the first nine months of 2002. Consolidated net income was however penalised by the poor performance of capital markets, which led to lower trading gains and additional provisions relating to unrealised losses on securities.

"In the light of current economic conditions, marked by long-term uncertainty, BCP's strategy during the third quarter of 2002 was underpinned by prudent risk management and provisioning. This policy has constrained net income, but has strengthened the quality of our balance sheet and the provisioning of past-due loans, as we maintained our focus on a sound financial structure", commented Mr. Jardim Goncalves, Chairman and CEO of BCP. He added:

"Bearing in mind the operating environment, the growth of our commercial activity is worth highlighting. On a comparable basis, loans to customers increased by 6.0%, while total customers' funds were 3.4% up from September 30, 2001. This demonstrates the dynamism of our commercial networks and their effectiveness in attracting new customers and exploiting new business opportunities through the successful management of their operating platforms and staff."

BCP's consolidated financial statements for the first nine months of 2002 include non-recurring capital gains, booked during the first half of 2002 under the process of rationalisation of real-estate and in order to optimise capital allocation. These transactions compensated for the impact that decreasing returns on financial assets had on the pension fund assets. Capital gains were in the same amount as additional pension fund, market and credit risk provisions (Euro 85 million) with the result that the impact from non-recurring transactions on consolidated net income was negligible.

The Bank's increased shareholding in NovaBank and the fact that BCP became the majority shareholder of Banco Internacional de Mocambique after having merged it with Banco Comercial de Mocambique led to both these institutions being fully consolidated from the end of 2001. As these interests were previously consolidated using the proportional method, we have produced pro forma financial statements for the first nine months of 2001, allowing a comparable basis with the figures now presented.

Benefiting from measures the Bank has been implementing, notably close pricing monitoring, and also from increased business volumes, net interest income amounted to Euro 996 million from January to September 2002, compared to Euro 1,021 million in the same period of 2001 on a pro forma basis. This resulted in a net interest margin of 2.6%, the same level as seen in the first nine months of 2001. These impacts were offset by credit securitisation totalling Euro 1,499 million from the end of September 2001.

The increase in charges for provisions for credit risks to Euro 250 million during the first nine months of 2002 from pro forma Euro 162 million in the same period of 2001 was attributable to prudent risk provisioning, with the aim of maintaining high coverage ratios. This line item was also influenced by the application of Regulation 7/2000 of the Bank of Portugal, under which full provisioning was required for loans overdue by more than 18 months collaterised by personal guarantees.

Net commissions totalled Euro 371 million to September 30, 2002, 1.0% up from Euro 367 million in the first nine months of 2001 on a comparable basis. Increased fees on debit and credit cards, on guarantees granted and on credit operations have more than compensated for lower fees on securities trading resulting from the poor performance of capital markets. This has also caused trading gains to decrease to Euro 80 million for the nine months to September 2002 from Euro 120 million during the same period of 2001, on a pro forma basis.

Other net operating income was influenced by a capital gain of Euro 85 million on the sale of premises to the Bank's pension fund, following the Group's strategy to rationalise real-estate assigned to operations and to optimise capital allocation. Net of this impact, other net operating income increased 17.1% on a comparable basis, to Euro 238 million in the first nine months of 2002 from Euro 204 million during the same period of 2001. This reflects higher recoveries of overdue loans and interest and growing income from sundry services to customers.

A lower contribution from equity accounted associates led to a drop in income from securities, to Euro 138 million in the first nine months of 2002 from pro forma Euro 175 million in the same period of the previous year. This reduction was mainly attributable to the decreased contribution from Eureko. Dividends received in the second quarter of 2002 have resulted in a quarterly decrease of this heading.

  ----------------------------------------------------------------------------
                                                 30 Sep.             Change
             OTHER INCOME              30 Sep.    2001     30 Sep.  2002/2001
          (Millions of euros)           2002    Pro forma   2001    Pro forma
  ----------------------------------------------------------------------------
    Net Commissions                     371.1     367.3     363.3      1.0%
        Of which: domestic activity     335.7     335.1     335.1      0.2%
    Trading Gains                        80.0     119.9     110.6    -33.0%
        Of which: domestic activity      74.9     102.1     102.1    -26.6%
    Other Net Operating Income (1)      238.4     203.5     203.9     17.1%
        Of which: domestic activity     227.4     198.7     198.7     14.4%
    Other Income /Total Income (1)
        - Total                         45.4%     45.9%     45.6%       --
        - Domestic activity             46.6%     46.6%     46.6%       --
  ----------------------------------------------------------------------------

      (1)   Excludes non-recurring transactions.

Domestic operating costs (staff costs, other administrative expenses and depreciation) were favourably influenced by continuing rationalisation, showing the impact of the ongoing operational efficiency improvement programme. Domestic cost-to-income stood at 55.2% during the first nine months of 2002, compared to 52.8% in the same period of 2001, reflecting the impact on income of the performance of capital markets. The increase in operating costs on the Group's international activities was caused by network expansion and increased turnover, with emphasis on NovaBank, in Greece, and in BPABank in the USA. Consolidated operating costs totalled Euro 1,099 million in the first nine months of 2002, increasing 3.5% from Euro 1,062 million in the same period of 2001, on a comparable basis.

Increased pension fund provisions resulted in growing staff costs, which amounted to Euro 581 million from January to September 2002, up 4.7% from Euro 554 million in the same period of 2001, on a pro forma basis. The impact of non-domestic operations was particularly clear in the evolution of other administrative expenses, which decreased by 0.8%, and of depreciation, which grew by 12.4%. For the Group's domestic business alone, other administrative expenses decreased by 4.5%, while depreciation was 4.2% up from the first nine months of 2001.

The increase in other provisions, to Euro 8 million in the first nine months of 2002 from Euro 51 million in the same period of 2001, resulted from the need to provide unrealised losses on securities, caused by falling market prices, particularly in the third quarter of 2002, and from charging non-recurring provisions in the second quarter.

  ----------------------------------------------------------------------------
                                                 30 Sep.              Change
           OPERATING COSTS             30 Sep.    2001      30 Sep.  2002/2001
         (Millions of euros)            2002    Pro forma    2001    Pro forma
  ----------------------------------------------------------------------------
    Staff Costs                         580.6     554.4      544.4      4.7%
        Of which: domestic activity     499.1     484.3      484.3      3.1%
    Other Administrative Expenses       393.5     396.5      386.0     -0.8%
        Of which: domestic activity     327.3     342.7      342.7     -4.5%
    Depreciation                        124.5     110.8      105.8     12.4%
        Of which: domestic activity      94.2      90.4       90.4      4.2%
    Operating Costs/ Total Income (1)
        - Total                         60.3%     56.3%      55.6%       --
        - Domestic activity             55.2%     52.8%      52.8%       --
  ----------------------------------------------------------------------------

      (1)   Excludes non-recurring transactions.

Loans to customers increased 6.0% on comparable terms, standing at Euro 44,860 million at September 30, 2002 (Euro 42,334 million at the end of September
2001). Loans to individuals grew at a steep pace, with mortgage loans, up by 16.6% from September 30, 2001, standing out. The growth in corporate loans, at 1.7%, was more moderate, as the Group continued its efforts to optimise the risks resulting from the acquisitions in 2000.

Total customer's funds were 3.4% up to Euro 47,700 million at the end of September 2002 from Euro 46,150 million at September 30, 2001. This performance was mainly attributable to strong growth in capitalisation insurance and securities, reflecting the effect of the Group's new commercial model, based on a specialised approach to both the creation and distribution of financial products and services. Higher risk aversion by customers and the effectiveness of the Group's distribution channels resulted in both deposits and assets under management being maintained at roughly the same level as seen at September 30, 2001 on a comparable basis, in spite of the continuing unstable financial markets.

  ---------------------------------------------------------------------------
             ACTIVITY                           30 Sep.              Change
            INDICATORS                30 Sep.    2001      30 Sep.  2002/2001
        (Millions of euros)            2002    Pro forma    2001    Pro forma
  ---------------------------------------------------------------------------
    Total Assets (1)                  61,255    61,464     60,667     -0.3%
    Loans to Customers (1)            44,860    42,334     42,175      6.0%
    Total Customers' Funds
        - Deposits                    27,454    27,415     26,786      0.1%
        - Assets under Management      9,183     9,320      9,320     -1.5%
        - Capitalisation Insurance     6,184     5,390      5,390     14.7%
        - Securities                   4,880     4,026      4,026     21.2%
        - Total                       47,700    46,150     45,521      3.4%
    Own Funds (2)                      5,993     6,345      6,345     -5.6%
  ---------------------------------------------------------------------------

      (1)   Does not include securitised assets.

      (2)   Shareholders' Equity, Preference Shares and Subordinated Debt.

Loan quality improved from the third quarter of 2001. Prudent analysis, granting, monitoring and recovery of credit allowed the impact of the unfavourable economic framework to be compensated for, with past due loans as a percentage of total loans decreasing to 1.5% at September 30, 2002 from 1.6% at the same date of 2001. Provisioning stood at adequate levels, improving to 140.3% from 137.1% at the end of the first half of 2002 (148.8% at September 30, 2001, on a comparable basis).

  ----------------------------------------------------------------------------
                                                          30 Sep.
                                              30 Sep.      2001       30 Sep.
       LOAN QUALITY INDICATORS (1)             2002      Pro forma     2001
  ----------------------------------------------------------------------------
    Total overdue loans/Total loans             1.5%        1.6%        1.6%
    Provisions/Total overdue loans            140.3%      148.8%      148.7%
  ----------------------------------------------------------------------------

      (1)   Does not include securitized loans.

Solvency indicators continued to be satisfactory. The consolidated solvency ratio stood at 9.8% at the end of September 2002, according to BIS principles, with tier one amounting to 6.0%. In accordance with the ruling of the Bank of Portugal, the consolidated solvency ratio was 8.9% at the end of September 2002.

"We have taken important steps in reinforcing our strategic focus on what we consider to be our core businesses and countries, notably on retail banking in Portugal, Poland and Greece. Pursuant to this process, we have realigned our partnership with Eureko. This has resulted in the purchase by BCP of Seguros e Pensoes, Portugal's leading insurer, while keeping a 5% shareholding in Eureko's capital, with a view to jointly pursuing interests in asset management and bancassurance in other countries in which we have a banking presence", Mr. Jardim Goncalves commented. "This transaction reinforces our control of BCP's domestic bancassurance activities, and also allows greater flexibility in exploring value creation opportunities through future partnerships in the domestic insurance market". Within this context, he also added:

"BCP and its partner Banco Sabadell have decided to further develop the activities and to increase coordination of ActivoBank7 in Portugal and ActivoBank in Spain, with the aim of better exploiting operating and commercial synergies. The shareholding structure of both ActivoBank7 and ActivoBank has therefore been realigned, with BCP and Banco Sabadell now controlling the local operations of their subsidiaries."

"These arrangements will increase the focus on what we consider to be our key strategic businesses, leading to clear benefits for the capital control and management of these operations, and also resulting in lower exposure to non-core risks and markets. However, the execution of these transactions requires adequate own funds and, as such, we will take the necessary steps to strengthen our capital, using whichever means we consider to be most appropriate under current market conditions, with a focus on creating shareholder value, a principle that has always guided us", he concluded.

-End of announcement-

          Consolidated Balance Sheet as at 30 September, 2002 and 2001

                                                      2002              2001
                                                   -----------      -----------
                                                        (Thousands of Euros)
Assets

Cash and deposits at central banks                   1,039,013        1,140,629
Loans and advances to credit institutions
   Repayable on demand                                 691,217          770,121
   Other loans and advances                          3,858,774        4,912,660
Loans and advances to customers                     44,860,200       43,674,340
Securities                                           3,929,871        4,571,751
Treasury stock                                          16,434            8,315
Investments                                          2,685,672        2,772,301
Intangible assets                                      142,881          100,675
Tangible assets                                      1,144,838        1,269,130
Other debtors                                          854,508          901,676
Prepayments and accrued income                       2,031,355        2,044,505
                                                   -----------      -----------
                                                    61,254,763       62,166,103
                                                   ===========      ===========

Liabilities

Amounts owed to credit institutions
   Repayable on demand                                 539,997          427,609
   With agreed maturity date                        12,243,756       14,577,083
Amounts owed to customers
   Repayable on demand                              11,809,412       11,660,524
   With agreed maturity date                        15,634,689       15,115,473
Debt securities                                     12,287,275       11,042,848
Other liabilities                                      482,067          319,644
Accruals and deferred income                         1,293,080        1,580,247
Provision for liabilities and charges                  813,727        1,055,812
Subordinated debt                                    2,857,055        2,858,823
                                                   -----------      -----------
        Total Liabilities                           57,961,058       58,638,063
                                                   -----------      -----------

Shareholders' Equity

Share capital                                        2,326,715        2,326,715
Share premium                                          715,117          715,203
Reserves and retained earnings                      (1,113,281)        (774,088)
                                                   -----------      -----------
        Total Shareholders' Equity                   1,928,551        2,267,830
                                                   -----------      -----------

Minority interests                                     158,167           41,488
Minority interests in preference shares              1,206,987        1,218,722
                                                   -----------      -----------
        Total Minority Interests                     1,365,154        1,260,210
                                                   -----------      -----------
                                                    61,254,763       62,166,103
                                                   ===========      ===========

                        Consolidated Statement of Income
              for the nine months ended 30 September, 2002 and 2001

                                                             2002         2001
                                                           ---------   ---------
                                                           (Thousands of Euros)

Interest income                                            2,238,191   2,572,004
Interest expense                                           1,242,622   1,558,813
                                                           ---------   ---------
      Net interest income                                    995,569   1,013,191
Provision for loan losses                                    249,839     160,174
                                                           ---------   ---------

      Net interest income after
         provision for loan losses                           745,730     853,017
                                                           ---------   ---------

Other operating income

   Income from securities                                    138,156     172,471
   Commissions                                               437,428     421,617
   Profit arising from trading activity                      311,388     362,562
   Other income                                              379,341     254,203
                                                           ---------   ---------
                                                           1,266,313   1,210,853
                                                           ---------   ---------

Other operating expenses

   Commissions                                                66,312      58,271
   Losses arising from trading activity                      231,431     251,948
   Staff costs                                               580,642     544,390
   Other administrative costs                                393,475     385,966
   Depreciation                                              124,508     105,817
   Other provisions                                           51,049       7,982
   Other expenses                                             55,483      50,284
                                                           ---------   ---------
                                                           1,502,900   1,404,658
                                                           ---------   ---------
      Income before income taxes                             509,143     659,212
Income taxes                                                  54,572      71,434
                                                           ---------   ---------
      Net income                                             454,571     587,778
Minority interests                                            51,771      71,924
                                                           ---------   ---------
      Net income for the period attributable to the Bank     402,800     515,854
                                                           =========   =========